07028986

File Number: 82.[illegible]

Coca-Cola
COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

SEC MAIL PROCESSING RECEIVED
DEC 13 2007
WASH, D.C. 186 SECTION

5 December 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

DEC 28 2007
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

1/29

BEST AVAILABLE COPY

Coca-Cola Amatil

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL ANNOUNCES $170 MILLION OFF-MARKET SHARE BUY-BACK

Sydney, 5 December 2007: Coca-Cola Amatil Ltd ("CCA") today announced its intention to return up to $170 million of capital to shareholders through an off-market share buy-back.

The Managing Director of CCA, Mr. Terry Davis, said "The successful completion of the sale of CCA's South Korean business in October 2007 and the continued strong performance of CCA now enables CCA to return capital to shareholders".

After undertaking a detailed review of the available capital management options, the CCA Board believes that an off-market share buy-back is the most effective method to return capital to shareholders as participation is optional and there are benefits for both participating and non-participating shareholders. Shareholders who participate in the share buy-back will not be eligible to participate in CCA's final dividend for the year ended 31 December 2007 in respect of those shares sold into the buy-back.

The off-market share buy-back will not impact CCA's ongoing capital expenditure requirements or its capacity to pay fully-franked dividends for the foreseeable future, and is also not expected to impact CCA's current investment grade credit rating. Post the share buy-back, CCA expects its EBIT interest cover to be in the range 4.5 – 5.0 times.

Buy-back documentation, together with tender application forms, will be mailed to shareholders in the week commencing Monday 17 December 2007. Participation in the buy-back is optional with tender applications closing at **7.00pm, Sydney time, on Friday, 25 January 2008.** Further details in relation to the buy-back are contained below.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
sally.loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Macquarie St
Sydney NSW 2000
AUSTRALIA

OFF-MARKET BUY-BACK INFORMATION

Shareholders whose shares are registered on Friday 14 December 2007, which includes shares acquired on the ASX on or before Friday, 7 December 2007 will be invited to tender those shares in the off-market share buy-back (the Buy-Back). Excluded foreign persons, including any company or person who is (or who is acting on behalf of or for the account of a person who is) in the United States, a US Person or a Canadian resident, will not be eligible to participate in the Buy-Back.

CCA Directors and senior management will not participate in the Buy-Back.

Under the proposed tender process, eligible shareholders may tender some or all of their shares at discounts of between 8 percent and 14 percent inclusive, at 1 percent intervals, to the Market Price[1] or as a final price tender, which is an election to receive the final Buy-Back price.

Only shares tendered at a discount greater than or equal to the final Buy-Back discount (or as a final price tender) will be accepted and purchased, subject to any scale back requirements. The scale back process has been structured to ensure that shareholders with small holdings will not be disadvantaged. Additionally, shareholders can submit a tender that is conditional on the Buy-Back price being no less than a minimum specified price.

All shareholders whose tenders are successful will receive the same Buy-Back price.

No brokerage will be payable by shareholders who choose to participate in the Buy-Back.

CCA intends to buy back up to $170 million worth of shares but retains absolute discretion to vary the size of the Buy-Back, including by choosing not to buy back any shares, depending on demand and market conditions.

TAX CONSIDERATIONS

For Australian tax purposes, the Buy-Back price received by participating shareholders will comprise the following:

1. A capital component of $2.67 per share; and
2. A fully franked dividend component equal to the Buy-Back price less $2.67.

For the purpose of Capital Gains Tax calculations, the capital proceeds will be the $2.67 capital component plus the excess of the Deemed Tax Value[2] over the Buy-Back price.

The "45 day rule" generally requires that shares must be held "at risk" for a minimum of 45 days to qualify for franking credits and tax offsets. To be entitled to participate in the Buy-Back shares must have been registered on the record date which is prior to the commencement of the 45 day holding period. It therefore follows that no shares will be bought back which have been held for less than 45 clear days.

The Buy-Back will have different tax consequences for different shareholders, and shareholders should obtain their own tax advice to take account of their particular circumstances.

[1] *The Market Price is the volume weighted average price of CCA's ordinary shares on the ASX over the five trading days up to and including the closing date (Friday, 25 January 2008) excluding certain trades not considered representative of natural supply and demand (e.g. special crossings).*

[2] *The Deemed Tax Value will be $10.10 (being the VWAP of CCA shares over the five trading days up to and including Tuesday, 4 December 2007 adjusted for any change in the ASX / S&P 200 from the opening of trading on Wednesday, 5 December 2007 to the close of trading on the closing date (Friday, 25 January 2008).*

SCALE BACK

If the total number of shares tendered at discounts greater than or equal to the [illegible] Back discount (including final price tenders) is greater than the number of shares [illegible] determines to buy back, CCA will scale back tenders.

Before applying any scale back, CCA will first buy back a "Priority Parcel", which is exp[illegible] to be 500 shares, from each shareholder.

Shareholders who tender <u>all</u> their shares at one or more tender discounts equal to or greate[illegible] than the Buy-Back discount and/or as a final price tender, and who would be left with a [illegible] holding of 200 shares or less as a result of the scale back, will have their Tender(s) accepted in full without applying a scale back.

BUY-BACK TIMETABLE

Friday, 7 December 2007	Last day that Shares can be acquired on the ASX to be eligible to both: ■ Participate in the Buy-Back; and ■ Qualify for franking credit entitlement
Monday, 10 December 2007	Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back
Friday, 14 December 2007	Record date for the Buy-Back: Determination of shareholders entitled to participate in the Buy-Back
Wednesday, 19 December 2007	Mailing of Buy-Back documents to shareholders completed
Wednesday, 2 January 2008	Tender period opens
Friday, 25 January 2008	Tender period closes. Tenders must be received by the Coca-Cola Amatil share registry no later than 7.00pm Sydney time
Tuesday, 29 January 2008	Announcement of the final Buy-Back price and scale back (if any)
Friday, 1 February 2008	Dispatch/crediting of Buy-Back proceeds to participating shareholders completed

While CCA does not anticipate changing these dates, it reserves the right to do so by way of an announcement to the ASX.

FURTHER INFORMATION

For further information on the Buy-Back, shareholders can call the Buy-Back information line on 1800 187 991 (within Australia) or +61 2 8280 7476 (from outside Australia) or visit the Coca-Cola Amatil website at www.ccamatil.com.

The full terms and conditions of the Buy-Back will be contained in the Buy-Back Booklet, which will be posted to all shareholders along with a personalised Tender form by Wednesday, 19 December 2007 and will also be available at www.ccamatil.com.

If shareholders are in any doubt as to the action they should take, they should consult their financial, taxation or other professional adviser immediately.

Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

5 December 2007

SEC MAIL PROCESSING
RECEIVED
DEC 13 2007
WASH. D.C.
188 SECTION

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Coca-Cola Amatil Limited	26 004 139 397

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Off Market Share Buy-Back
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	1 : 1
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue (as at 28/11/07)	754,920,118
6	Whether shareholder approval is required for buy-back	No.
7	Reason for buy-back	Capital Management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to ASX Announcement dated 5 December 2007. Further information will be provided in a Buy Back Booklet to be lodged with the ASX before despatch to shareholders

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	The percentage of shares to be bought back is not currently known and will depend on the final buy-back price and the amount determined by the Company. The Company is proposing to buy-back up to $170 million worth of its shares. The final size of the off-market buy back will depend on shareholder demand and market conditions. In any event the Company will buy back less than 10% of the smallest number, at any time in the last 12 months, of votes attaching to voting shares of the Company.
20	Total number of shares proposed to be bought back if all offers are accepted	The percentage of shares to be bought back is not currently known and will depend on the final buy-back price and the amount determined by the Company. The Company is proposing to buy-back up to $170 million worth of its shares. The final size of the off-market buy back will depend on shareholder demand and market conditions. In any event the Company will buy back less than 10% of the smallest number, at any time in the last 12 months, of votes attaching to voting shares of the Company.
21	Price to be offered for shares	The price will be determined by a tender process, which will be outlined in a buy back booklet which will be mailed to eligible shareholders by 19 December 2007.
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	14 December 2007

Compliance statement

+ See chapter 19 for defined terms.

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 5.12.07
(~~Director~~/Company secretary)

Print name: GEORGE FORSTER

== == == == ==

Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

5 December 2007

SEC MAIL PROCESSING SECTION RECEIVED DEC 13 2007 WASH, D.C. 186

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

ACQUISITION OF BLUETONGUE BREWERY PTY LIMITED BY PACIFIC BEVERAGES PTY LTD

Sydney, 5 December 2007: Coca-Cola Amatil Ltd ("CCA") today advises that its 50:50 alcohol joint venture company with SABMiller plc, Pacific Beverages Pty Limited ("Pacific Beverages"), has acquired 100% of the issued shares of Bluetongue Brewery Pty Ltd ("Bluetongue") from a syndicate including John Singleton and others. Pacific Beverages has also entered into a long-term agreement with John Singleton to further develop and strengthen the Bluetongue premium beer brands.

Bluetongue was launched in November 2003 and operates from an established boutique brewery of in excess of 50,000 hectolitres in capacity in Cameron Park near Newcastle, New South Wales (NSW). Bluetongue's premium beer brands include Bluetongue Premium Lager, Bluetongue Premium Light, Bluetongue Traditional Pilsner, Bluetongue Alcoholic Ginger Beer, and Bondi Blonde.

The growing consumer acceptance of the Bluetongue brands has been rewarded with sales growth of over 70% year to date in 2007. Bluetongue Premium Lager was awarded New Product of the Year at the Australian Liquor Awards in 2004.

Terry Davis, the Group Managing Director of CCA, said, "The acquisition of Bluetongue Brewery adds a fast-growing and uniquely Australian premium beer brand to Pacific Beverages' existing portfolio of imported premium beers and fits perfectly with our strategy of developing our presence in the Australian premium beer market. We have been looking for some time for a premium local beer brand and could not have found anything better positioned in the category than Bluetongue."

John Singleton said, "The Bluetongue brand has grown well beyond my expectations and its acquisition by Pacific Beverages will give it the opportunity to fully realise its potential. With CCA's sales and distribution strength, Bluetongue will now be better placed to compete more effectively on a national scale in the highly profitable Australian premium beer market."

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Pacific Beverages has continued to achieve very strong penetration with its three premium beer brands, Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell. For the full year, CCA expects volumes to grow by more than 100% over the prior year when the brands were under other distribution arrangements. This growth has been achieved through targeted brand advertising, outlet execution, and the benefits of expanding availability through CCA's large customer network. "The sales penetration achieved by Pacific Beverages in its first twelve months of operation has been outstanding and consumer acceptance of our premium beer brands has exceeded our expectations. Our core capabilities in sales, distribution and customer relationships, and SABMiller's brewing and premium beer brand management expertise, have delivered beyond our internal targets and will now be utilised in further developing the Bluetongue premium beer brands in Australia", Mr. Davis said.

"John Singleton has a long and successful track record in marketing and advertising innovation in Australia and we are looking forward to working with him to accelerate the growth of the Bluetongue premium beer brands in Australia", Mr. Davis said.

The acquisition price is subject to confidentiality and therefore not disclosed. However, the cost is not material to CCA or SABMiller.

Key Facts

Pacific Beverages: Pacific Beverages is the 50:50 joint venture between Coca-Cola Amatil Limited and SABMiller plc, one of the world's leading brewers, to sell and distribute imported premium beer in Australia. Pacific Beverages imports SABMiller's international premium beer brands, Peroni Nastro Azzurro, Miller Genuine Draft, Miller Chill and Pilsner Urquell into the Australian market.

Pacific Beverages also sells and distributes the premium spirit portfolio of global premium spirits distributor Maxxium. Major brands include Jim Beam, Canadian Club, Remy Martin, Cointreau, The Famous Grouse and ABSOLUT VODKA.

Bluetongue: Based in Newcastle, NSW, Bluetongue was launched in November 2003. Premium beer brands include Bluetongue Premium Lager, Bluetongue Premium Light, Bluetongue Traditional Pilsner and Bluetongue Alcoholic Ginger Beer, and Bondi Blonde. The company currently employs 47 people.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

5 December 2007

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 13 2007
WASH, D.C.
186

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL TRADING UPDATE

Sydney, 5 December 2007: Coca-Cola Amatil Ltd ("CCA") today provides an update on trading for the second half and full year 2007. Assuming current trading conditions remain for December, CCA expects its net operating profit after tax and before significant items to be in the range of 10% to 11% for both the second half and the full year. This is a change to its previous guidance on 9 August 2007 of high single-digit earnings (EBIT) growth.

CCA also announces a $170 million off-market share buy-back.

In addition, CCA announces the acquisition of Bluetongue Brewery Pty Ltd by Pacific Beverages Pty Ltd, CCA's 50:50 alcohol joint venture with SABMiller plc (SABMiller).

ACQUISITION OF BLUETONGUE BREWERY BY PACIFIC BEVERAGES

As noted in a separate ASX announcement released today, Pacific Beverages has taken another significant step in broadening its premium beverage portfolio in Australia with the acquisition of Bluetongue Brewery.

Bluetongue was launched in November 2003 and operates from an established boutique brewery near Newcastle, New South Wales. Bluetongue's premium beer brands include Bluetongue Premium Lager, Bluetongue Premium Light, Bluetongue Traditional Pilsner, Bluetongue Alcoholic Ginger Beer, and Bondi Blonde.

The acquisition price is subject to confidentiality and therefore not disclosed, however the cost is not material to either CCA or SABMiller.

$170 MILLION OFF-MARKET SHARE BUY-BACK

As also noted in a separate ASX announcement released today, following the successful completion of the sale of CCA's South Korean business for approximately $520 million including net debt, and given the continued strong performance of CCA, the Company intends to return up to $170 million to shareholders through an off-market share buy-back. After undertaking a detailed review of the available capital management options, the CCA Board has concluded that an off-market share buy-back is the most effective method to return capital to shareholders as participation is optional and there are ongoing benefits for both participating and non-participating shareholders.

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Macquarie St
Sydney NSW 2000
AUSTRALIA

The off-market share buy-back will not impact the funding of CCA's ongoing capital expenditure program or its capacity to pay fully-franked dividends for the foreseeable future, and is not expected to impact CCA's current investment grade credit rating.

APPLICATION OF SOUTH KOREAN SALE PROCEEDS

As previously disclosed, CCA successfully completed the sale of its South Korean business on 23 October 2007 for approximately $520 million, including net debt. Excluding the Korean debt, the amount held in escrow and transaction costs, CCA recognised net proceeds of approximately $360 million. As a consequence, CCA will record a loss on disposal after tax of approximately $49 million in the second half and this will be recorded as a significant item in its financial statements for the full year ending 31 December 2007.

CCA shall apply the cash proceeds to an off-market share buy-back of up to $170 million, accelerated capital projects of approximately $110 million, and the balance of approximately $80 million to debt reduction.

TRADING REVIEW

The first half trading momentum, which delivered first half growth in EBIT of 13.3% and 10.7% growth in net operating profit after tax and before significant items, has continued in the second half of 2007. The key priority for CCA in the second half has been the continued recovery of commodity driven cost of goods increases through a number of revenue management initiatives.

Australia

The Australian business has delivered strong revenue and profit growth in the second half from the combination of solid volume growth and good price realisation as a result of CCA's continued investment in new product and package innovation. Higher commodity driven cost of goods sold (COGS) increases, particularly PET resin and aluminium, continued to impact the business, with COGS per unit case expected to increase by over 6% for the second half.

CCA's Group Managing Director, Mr. Terry Davis said, "The highlight of the second half trading in Australia has been the continued strong performance of the Coca-Cola and Powerade brands, and our Mount Franklin and Pump water brands. Brand Coke in 385ml glass and slim line cans, Powerade Isotonic and Pumped flavoured water have all performed very well and achieved strong volume growth. Brand Coca-Cola continues to be a standout performer, maintaining volumes for the year to date in line with 2006 despite cycling the launch of Coke Zero from 2006."

Australia's agreement with Maxxium for the manufacture and distribution of the Jim Beam & Cola alcoholic ready to drink range has also provided solid incremental earnings during the second half with good volume growth and the successful launch in September of Jim Beam & Zero Sugar Cola.

New Zealand and Fiji

The New Zealand business has continued to deliver strong revenue and profit growth in the second half driven by good volume growth and price realisation, and despite the impact of continued high commodity driven COGS increases.

"The highlight of the past five months has been the strong performance of the Coca-Cola trademarks driven by continued strong growth in Coke Zero. In addition, New Zealand's iconic brand L&P, re-launched in January 2007, has also delivered strong volume growth in its centenary year", Mr. Davis said.

New Zealand's non-carbonated beverage portfolio also continued to perform well with standout growth from Powerade, with volume up 40% since the launch of Powerade Isotonic, and water, with Kiwi Blue delivering approximately 30% volume growth in the year to date. CCA New Zealand also commenced the manufacture of the Jim Beam & Cola ARTD range in October 2007 following the completion of a $NZ 10 million alcoholic ready to drink production line at its Auckland plant.

Fiji continues to recover from uncertain economic and political conditions as a result of the 2006 coup, with the business delivering good revenue and earnings growth in the second half of 2007, in local currency.

Indonesia and PNG

Following a strong first half, CCA's Indonesian business has continued to perform well as a result of improved mix and good price realisation.

The business has achieved high single digit volume growth in carbonated beverages, led by very strong growth in Coca-Cola. Good growth was also achieved in the non-carbonated portfolio, with Frestea delivering approximately 20% growth for the year to date. The business also continues to benefit from the mix shift into higher value one way packages in the modern channel, with significant growth in cans and PET.

For the second half of 2007, CCA expects Indonesia to at least match the record second half profit achieved in 2006, in local currency.

In PNG, CCA's water and juice brands and the launch of PNG's first energy drink, "Bu", have delivered very strong revenue and earnings growth in the second half. The "Nature's Own" water brand has been a stand-out performer, delivering over 40% volume growth in the year to date, while juice delivered double digit growth.

Food & Services

SPCA's operating performance continues to be negatively impacted by the drought. As a consequence, the Food & Services Division expects to achieve modest earnings growth for the second half.

The company continues to assist drought-stricken farmers in the Goulburn Valley with emergency funding which covers interest free advances for growers to purchase water, subsidies on fruit delivered for processing and access to water for irrigation. Rising commodity prices and increased competition from finished imported products and private label have also impacted demand.

Despite these challenges, top line growth has been achieved in fruit, baked beans & spaghetti and tomatoes, and this has delivered overall market share growth in Australia. Growth has also been achieved in international markets, with fruit in plastic under the "SPC Nature's Finest" brand delivering good volume growth for the second half in SPC Ardmona's key international markets of the United Kingdom, Germany, Spain, Canada and the United States.

Pacific Beverages Joint Venture

Pacific Beverages has continued to achieve very strong penetration with its three premium beer brands, Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell. For the full year, CCA expects volumes to grow by more than 100% over the prior year when the brands were under other distribution arrangements. This growth has been achieved through targeted brand advertising, outlet execution, and the benefits of expanding availability through CCA's large customer network.

In November, Pacific Beverages launched Miller Chill, its first premium beer brand extension from the SABMiller portfolio. Miller Chill is a Mexican Chelada style beer characterised by the fusion of a lager beer with lime and salt flavours. Early consumer uptake has been very encouraging and initial demand has exceeded pre-launch expectations.

The Maxxium brands, led by the Jim Beam & Cola ARTD range, have experienced strong growth in the second half. In particular, the launch of Jim Beam & Zero Sugar Cola in September 2007 has been very successful, with the brand already capturing more than 50% share of the sugar-free ARTD market.

In October, Pacific Beverages also commenced the sale and distribution of its premium beer brands in New Zealand.

IMPACT OF HIGHER COMMODITY PRICES

Commodity price increases continue to impact on CCA's beverage manufacturing cost base, primarily driven by the continued high prices for aluminium and PET resin. For the second half of 2007, CCA expects beverage COGS per unit case, on a constant currency basis, to increase by around 6%, including a mix impact of approximately 1%.

For 2008, based on current forward commodity prices and CCA's prevailing hedge book, CCA expects the rate of increase in beverage COGS per unit case to significantly reduce to an increase of between 3% to 4% on a constant currency basis, after allowing for a mix impact of approximately 1%.

2007 CAPITAL EXPENDITURE & EFFECTIVE TAX RATE

Group capital expenditure is expected to be in the range of 6 to 7% of net sales revenue including approximately 1 to 2% for infrastructure-related expenditure.

The effective group corporate tax rate for the full year 2007, excluding significant items, is expected to be in the range of 28 to 30%.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
Paul.Irving@anz.ccamatil.com

END